SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15d – 16

under the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 000-29880

Virginia Mines Inc.

200-300 St. Paul Street

Quebec City, QC, Canada G1K 7R1

Indicate by check mark whether the  registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

TABLE OF CONTENTS Signature Press Release

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: April 8, 2014

Table of Contents

Press Release April 8, 2014

VIRGINIA MINES ACQUIRES A 0.5% NSR

Virginia Mines Inc. (“Virginia”) is pleased to announce that it has entered into an agreement with Alto Ventures Ltd. (“Alto”) pursuant to which Virginia acquires Alto’s underlying 0.5% net smelter return royalty (NSR) in the Windfall and Alcane properties (the “Agreement”) covering most of the Windfall Lake gold project.

NI 43-101 Mineral Resources Statement using a cut-off grade of 3 g/t Au

Eagle Hill Exploration – March 3, 2014

Resource Classification	Tonnes	Grade (g/t)	Contained Gold (ounces)
Indicated Resources	2,375,000	9.75	744,000
Inferred Resources [1]	3,084,000	7.37	731,000

1

The inferred mineral resources include 215,000 tonnes at 6.83 g/t Au for contained gold of 47,000 oz that are not on the Windfall and Alcane properties.

In connection with the Agreement, Virginia agreed:

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to subscribe to a private placement of $250,000 in Alto at a price of $0.15 per share upon signing; and

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to a share payment of $750,000 at a price of $13.00 per share upon signing.

Securities are subject to a 4-month-hold period and one day under applicable securities legislation.

About Virginia

(VGQ: TSX) Virginia conducts its exploration activities over the vast, unexplored territories of Northern Quebec in order to create value for its shareholders while protecting the quality of life for both present and future generations. With a working capital position of $40.4 million as at November 30, 2013, and a large area of mining claims in Quebec North, Virginia is among the most active mining exploration companies in Québec. Strengthened by the discovery of the Éléonore project and more than 20 years expertise on the territory, Virginia’s exploration team is recognized as one of the best in Canada. Virginia also holds a 2.2% to 3.5% royalty in the Éléonore property.

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President or Paul Archer, Vice-President Exploration

200-300 St-Paul Street Quebec, QC G1K 7R1 Canada	info@minesvirginia.com www.minesvirginia.com	Toll Free.: 800-476-1853 418-694-9832 Fax: 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of Quebec, Ontario and Alberta, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.